EXHIBIT B

ACRO, INC.
MAJORITY WRITTEN CONSENT IN LIEU OF MEETING
OF
THE SHAREHOLDERS

The undersigned, constituting the majority of the shareholders of ACRO, Inc., a  Nevada corporation (the “Company”), hereby executes this written consent to action in accordance with Section 78.320 (2) of the Nevada Revised Statutes, as if duly adopted at a duly called and noticed meeting:

WHEREAS, in connection with the Share Purchase Agreement dated July 5, 2011, the board of directors of the Company had approved and authorized a ten-for-one (10:1) reverse split of the Company’s issued and outstanding shares of common stock (“Reverse Split”) and pursuant thereto, the preparation and mailing of an information statement on Schedule 14C to all shareholders of the Company and notification of the same to FINRA, the majority shareholders believe that it is in the best interest of the Company to do so;

THEREFORE, BE IT:

RESOLVED that all the board of directors’ actions to effectuate the Reverse Split be and is hereby ratified and approved; and be it further

RESOLVED, that the proper officers of the Company be, and they and each of them hereby are/is, authorized and empowered, in the name of the Company and on its behalf, to execute and deliver all such further documents, instruments and agreements, and to do all such further acts and things, as such officers, in their sole discretion, shall determine to be necessary, appropriate or desirable to effectuate the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery by such officers of any such document, instrument or agreement or the doing by them of any such act or thing.

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date indicated below.

Top Alpha Capital

By:	/s/ Asaf Porat
Name: Asaf Porat
Title: President, CEO, Chairperson
Common Shares: 96,613,788
Date: October 29, 2011

By:	/s/ Ehud Keinan
Name: Ehud Keinan
Common Shares: 44,557,273
Date: October 29, 2011